Exhibit 1

News Release

Contact:

Paul Goodson

Senior Director of Investor Relations

XOMA Ltd.

Tel: (510) 204-7270

XOMA Announces Successful Exchange Offer With A Tender of

100% of Its Existing Notes and Placement of $12 Million of New

Notes

*********************************************************

Berkeley, CA – February 9, 2006 – XOMA Ltd. (Nasdaq: XOMA) announced today that $60 million in aggregate principal amount of the Company’s 6.50% Convertible Senior Notes due 2012, or 100% of the total outstanding, were tendered and not withdrawn in its previously-announced exchange offer which expired at 12:00 midnight, New York City time, on February 8, 2006. As a result of the exchange offer, the Company will issue $60 million in aggregate principal amount of 6.50% Convertible SNAPssm due 2012. The Company also announced the placement of $12 million in aggregate principal amount of additional Convertible SNAPssm to the public for cash. Due to investor demand, the size of the offering was increased from $10 million to $12 million and the public offering price was set at 104% of principal. Both the exchange offer and the placement of new notes are expected to close on February 10, 2006.

Piper Jaffray & Co. and Canaccord Adams Inc. served as dealer managers for the exchange offer and placement agents for the cash offer. A prospectus related to the exchange offer and the new money offering is available free of charge from the information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 (888-867-6963).

About XOMA

XOMA is a pioneer and leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has a royalty interest in RAPTIVA® (efalizumab), a monoclonal antibody product marketed to treat moderate-to-severe plaque psoriasis. XOMA’s discovery and development capabilities include antibody phage display, bacterial cell expression, and Human Engineering™ technologies. The company pipeline also includes proprietary and collaborative programs in preclinical and clinical development.